

05041200

S. ...SION
Washington, D.C. 20549

AM 3-23-2005 *

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41505

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01 / 01 / 04 (MM/DD/YY) AND ENDING 12 / 31 / 04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Melvin Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 West Jackson Boulevard, Suite 2110
(No. and Street)



SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2005
WASH. D.C.
185
SECTION

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bryon Taylor — (312) 895-7440
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 2 9 2005
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

191 North Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond Unless the form displays a currently valid OMB control number.

AM 3-28-2005

3/23/05

OATH OR AFFIRMATION

I, **Bryon Taylor**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Melvin Securities, LLC**, as of **December 31, 2004,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.


OFFICIAL SEAL
KAREN KUBITSCHEK
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 2-26-2005

Signature

Director of Financials and Compliance
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

Melvin Securities, LLC

Statement of Financial Condition
December 31, 2004


SEC
RECEIVED
PROCESSING
MAR 01 2005
WASH. D.C.
185
SECTION

Filed as PUBLIC information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Members
Melvin Securities, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Melvin Securities, LLC as of December 31, 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Melvin Securities, LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 11, 2005

Melvin Securities, LLC

Statement of Financial Condition
December 31, 2004

Assets		
Cash and cash equivalents	$	757,302
Receivable from broker-dealers and clearing organizations		438,193
Securities owned, at market value		1,244,075
Deposits with clearing organizations		85,291
Exchange memberships, at cost (market value $19,000)		29,800
Due from affiliates		20,135
Furniture, equipment and leasehold improvements at cost, less accumulated depreciation of $69,609		47,500
Other assets		52,153
Total assets	$	2,674,449

Liabilities and Members' Capital

Liabilities		
Payable to broker-dealers and clearing organizations	$	400,646
Securities sold, not yet purchased, at market value		256,070
Accounts payable and accrued expenses		670,070
Total liabilities		1,326,786
Liabilities subordinated to claims of general creditors		250,000
Members' capital		1,097,663
Total liabilities and members' capital	$	2,674,449

The accompanying notes are an integral part of the statement of financial condition.

Note 1. Nature of Business

Melvin Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) conducting business as an institutional broker, and self-clearing specialist on the Chicago Stock Exchange, Inc. (CHX). The Company is also registered as an introducing broker with the National Futures Association. All securities transactions are carried and cleared by other broker-dealers on a fully disclosed basis. The Company also participates in securities underwritings.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 2. Significant Accounting Policies

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: The Company considers all demand deposits and investments with daily maturities to be cash equivalents. The Company maintains deposits with high quality financial institutions in amounts that are in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Securities owned: Securities owned include corporate stocks which are marked to market and state and municipal securities which are stated at the last quoted bid price. Related unrealized gains and losses are recognized currently in income.

Exchange memberships: Exchange memberships are carried at cost or, if other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. Management believes that no such impairment in value occurred in 2004. Market values are based on the last quoted sale.

Furniture and equipment: Furniture and equipment consists of furniture and computer equipment and is being depreciated over the useful lives of the assets, generally five years, primarily by the straight-line method.

Income taxes: As a limited liability company, the Company is not subject to federal or state income taxes. The members separately account for their pro rata shares of the Company's items of income, deductions, losses and credits. Therefore, these financial statements do not include any provision for federal income taxes.

Note 2. Significant Accounting Policies (continued)

New accounting standard: The FASB has issued Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* Statement No. 150 requires that certain freestanding financial instruments be reported as liabilities in the balance sheet. Depending on the type of financial instrument, it will be accounted for at either fair value or the present value of future cash flows determined at each balance sheet date with the change in that value reported as interest expense in the statement of operations. Prior to the application of Statement No. 150, either those financial instruments were not required to be recognized or, if recognized, were reported in the balance sheet as equity and changes in the value of those instruments were normally not recognized in net income. This Statement is currently effective for public companies and non-public companies required to file financial statements with the Securities and Exchange Commission. Adoption of this Statement did not have a significant effect on the accompanying financial statement.

Note 3. Receivable from and Payable to Broker-Dealers and Clearing Organizations

Receivable from and payable to broker-dealers and clearing organizations at December 31, 2004, consist of:

	Receivable	Payable
Receivable from and payable to clearing organizations	$ 194,543	$ 380,276
Securities failed-to-deliver/receive	243,650	20,370
	$ 438,193	$ 400,646

Note 4. Securities Owned and Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market value, as follows:

	Owned	Sold, Not Yet Purchased
State and municipal obligations	$ 1,107,087	$ -
Corporate stocks	136,988	256,070
	$ 1,244,075	$ 256,070

Note 5. Related Parties

The Company and its affiliates pay certain expenses on behalf of each other, which are reflected in the due from affiliates balance on the statement of financial condition.

Note 6. Liabilities Subordinated to Claims of General Creditors

During the year ended December 31, 2004, the Company entered into a revolving subordinated loan agreement with a bank. At December 31, 2004 the Company owed $250,000 and had the ability to borrow up to another $450,000 under the agreement. The loan pays interest at the bank's prime rate plus three percent and matures on July 30, 2005.

The agreement contains restrictive provisions that require the maintenance of regulatory net capital as defined by the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) equal to or greater than $1,000,000. At December 31, 2004 the Company had regulatory net capital of $1,096,809 which was $96,809 in excess of its requirement.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 7. Line of Credit

The Company has a line-of-credit arrangement totaling $3,000,000. The Company has not utilized any of the line of credit at December 31, 2004.

Note 8. Commitments and Contingencies

The Company has entered into an operating lease agreement for its office space that will expire in June 2006 and will require minimum annual rentals, as follows:

During the years ending December 31:		
2005	$	167,876
2006		85,179
	$	253,055

Note 9. Off-Balance-Sheet Risk and Concentration of Credit

In the normal course of business, the Company executes and enters into securities transactions that are carried and cleared by other broker-dealers on a fully disclosed basis. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Amounts due from broker-dealers represent a concentration of credit risk. The risk of default depends on the creditworthiness of the counterparty. The Company does not anticipate nonperformance by its clearing brokers. In addition, the Company has a policy of reviewing, as necessary, the credit standing of each counterparty with which it conducts business.

In addition, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company records these obligations in the financial statements at market values of the related securities and will incur a loss if the market value of the securities increases subsequently. The Company monitors such risk on a daily basis.

Note 10. Net Capital Requirements

As a registered broker-dealer and member specialist of the CHX, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. In addition, certain clearing organizations and the subordinated lender (see Note 6) may stipulate higher minimum net capital requirements. At December 31, 2004, the Company had net capital of $1,096,809 which was $846,809 in excess of its required net capital of $250,000. The Company's net capital ratio was .98 to 1.

Note 11. Subsequent Events

In January 2005, the Company initiated the transfer of certain trading operations to an affiliated entity. The Company distributed approximately $100,000 of capital in January 2005 to its members to fund this entity. If this transfer is approved by regulators and certain clearing organizations, the Company will distribute approximately $100,000 of additional capital to this entity.